FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                                 For May 17 2005




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

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Deswell Industries, Inc. Acquires Additional Interest in Electronic and Metallic
Subsidiaries

    MACAU--(BUSINESS WIRE)--May 11, 2005--Deswell Industries, Inc. (Nasdaq: DSWL) today announced that it has acquired an additional 5% interest in Integrated International Limited ("Integrated"), the holding company for Deswell's electronics and metallics subsidiaries. In return, Deswell issued 120,000 common shares to Micropower Enterprises Limited, minority shareholder of Integrated. The newly issued shares are subject to a lock-up period of one year. As a result, Deswell now has a 76% controlling interest in Integrated and the remaining 24% is still owned by Messrs. S.K. Lee and M.C. Tam, the co-founders and minority shareholders of Integrated.
    Richard Lau, chairman and chief executive officer, commented, "We are extremely optimistic about the strategic direction of our electronics and metallics divisions. We have aggressively focused on improving the performance of these segments and believe this investment will provide a favorable return for our shareholders."
    Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing and Peavey Electronics Corporation.

    To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.

    This press release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this press release are based on current expectations and are subject to change. Actual results may differ materially from the forward-looking statements. Deswell does not undertake to update any such forward-looking statements or to publicly announce developments or events relating to the matters described herein. Uncertainties and risks are described in Deswell's most recently filed SEC documents, such as its most recent form 20-F.

    CONTACT: The Investor Relations Group
             John G. Nesbett
             Jordan Silverstein
             212-825-3210

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                For and on behalf of
                                                Deswell Industries, Inc.
                                                by


                                                /s/ Richard Lau
                                                -------------------------
                                                Richard Lau
                                                Chief Executive Officer

Date: May 17, 2005